UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912 - Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Petrobras executes three agreements for sale of assets totaling US$ 10.3 billion

Rio de Janeiro, April 25, 2019 – A Petróleo Brasileiro S.A. – Petrobras informs that today it executed three sale and purchase agreements to sell assets in the total amount of US$ 10.3 billion (about R$ 40 billion). In 2019, considering the signed transactions and the closed one, the total amount of asset sales is US$ 11.3 billion.

“Today is an important day for Petrobras with the execution of three relevant transactions. Continued portfolio management contributes to improving capital allocation, thereby increasing value creation for our shareholders, as well as making it possible to reduce the company’s indebtedness and cost of capital”, commented CEO Roberto Castello Branco.

The transactions are:

(i)	sale of 90% of its stake in the Transportadora Associada de Gás S.A. (“TAG”) to the group formed by ENGIE and the Canadian fund Caisse de Dépôt et Placement du Québec (CDPQ);

(ii)

sale of 50% working interest in Tartaruga Verde field (BM-C-36 Concession) and Module III of Espadarte field to PETRONAS Petróleo Brasil Ltda. (“PPBL”), a subsidiary of Petroliam Nasional Berhad (“PETRONAS”), and

(iii)	sale of its full stake in 34 onshore production fields to Potiguar E&P S.A., a subsidiary of Petrorecôncavo S.A.

The closing of the transaction is subject to compliance with the conditions precedent set forth in the agreements, such as the approval of the Administrative Council for Economic Defense (CADE) and the National Petroleum Agency (ANP), when applicable, and any rights of partners.

Sale of 90% of TAG

The transaction value is approximately US$ 8.6 billion, considering the adjustments agreed in contract, and will be paid on the transaction closing date. This amount includes the payment, by the buyer, of TAG debts with the BNDES of approximately US$ 800 million.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

TAG operates in the natural gas transportation sector, presently holding long-term authorizations to operate and manage a pipeline system of about 4,500 km in length and 74 million m³/day of transport capacity, located primarily in the North, Northeast and Southeast regions of Brazil. Petrobras will continue to use natural gas transportation services rendered by TAG, through contracts already in force between the two companies, with no impacts on its operations and the delivery of gas to distributors and other customers.

ENGIE Brasil is part of the French group ENGIE, which operates worldwide in the electricity, natural gas and energy services industries, operating for more than two decades in Brazil. CDPQ is a long-term institutional investor from Canada, who currently manages an investment portfolio of more than 300 billion Canadian dollars.

Sale of 50% working interest in Tartaruga Verde and Module III of Espadarte fields

The value of the transaction amounts to US$ 1,293.5 million, to be paid in two tranches: (i) US$ 258.7 million paid today; and (ii) US$ 1,034.8 million on the transaction closing date, subject to adjustments.

Petrobras will maintain 50% working interest and the operatorship of the fields. Tartaruga Verde field started operations on 06/22/2018 and currently produces approximately 103 thousand bpd of oil and 1.2 million m³/day of gas. The Module III is an area of Espadarte field to be developed in an integrated way with Tartaruga Verde field, with first oil expected in 2021.

PETRONAS is Malaysia’s state-owned fully integrated oil and gas multinational, holding 100% of the oil and gas reserves in Malaysia, with presence in over 80 countries, operating in the Upstream, Downstream, Gas & New Energy as well as Project Delivery & Technology business areas.

Sale of full stake in 34 onshore production fields in Rio Grande do Norte

The total amount of the transaction is US$ 384.2 million to be paid in three installments: i) US$ 28.8 million paid today; ii) US$ 293.9 million at the closing date, subject to adjustments; and (iii) US$ 61.5 million as earn-out linked to the approval, by the National Agency for Petroleum, Natural Gas and Biofuels (ANP), of the contractual term extension of 10 of the 34 concessions under the transaction.

Petrorecôncavo S.A., which submitted the second-best offer in the competitive process, was selected after the disqualification of 3R Petroleum.

The fields included in this transaction are: Acauã (AC), Asa Branca (ASB), Baixa do Algodão (BAL), Boa Esperança (BE), Baixa do Juazeiro (BJZ), Brejinho (BR), Cachoeirinha (CAC), Cardeal (CDL), Colibri (CLB), Fazenda Curral (FC), Fazenda Junco (FJ), Fazenda Malaquias (FMQ), Jaçanã (JAN), Janduí (JD), Juazeiro (JZ), Lorena (LOR), Leste de Poço Xavier (LPX), Livramento (LV), Maçarico (MRC), Pardal (PAR), Patativa (PAT), Pajeú (PJ), Paturi (PTR), Poço Xavier (PX), Riacho da Forquilha (RFQ), Rio Mossoró (RMO), Sabiá (SAB), Sabiá Bico de Osso (SBO), Sabiá da Mata (SDM), Sibite (SIB), Três Marias (TM), Trinca Ferro (TRF), Upanema (UPN) and Varginha (VRG).

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

All concessions are 100% Petrobras, except for Cardeal and Colibri fields, where Petrobras holds a 50% stake, with Partex as operator with a 50% stake, and Sabiá da Mata and Sabiá Bico-de-Osso fields where Petrobras holds a 70% stake, with Sonangol as operator with a 30% stake.

The three operations are in compliance with Petrobras’ divestment methodology and in line with Decree 9.188/2017, which establishes the special disinvestment regime of federal mixed-capital companies, and Decree 9.355/2018, which provides for the special procedure for the sale of rights to exploration, development and production of oil, natural gas and other fluid hydrocarbons, as applicable.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Rafael Salvador Grisolia
Rafael Salvador Grisolia
Chief Financial Officer and Investor Relations Officer